

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Primus Trust Mutual Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

113 Roberson Rd. Ste A.
Windermere, Florida 34786.

Telephone Number (including area code):

(352) 874-4487

Name and address of agent for service of process:

Primus Trust Investment Adviser

113 Roberson Rd. Ste A.
Windermere, Florida 34786.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X] NO [ ]

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Orlando, State of Florida, on the 8th day of February, 2021.

Primus Trust Mutual Fund, Inc.

By:
Alejandro Gutierrez
Director

Attest:
Manuel Gutierrez
Primus Trust, Chief Compliance Officer